SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on Delisting Schedule from New York Stock Exchange (Tuesday, June 25, 2013)

June 25, 2013

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Dept.

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on Delisting Schedule from New York Stock Exchange

Please be advised that Kubota Corporation (“the Company”) notified to the New York Stock Exchange (the “NYSE”) on June 25, 2013 (Eastern Time in the U.S.) that the Company will apply for voluntary delisting of its American Depositary Shares (“ADSs”), in connection with its announcement on June 21, 2013 relating to its intention of delisting from the NYSE.

1.	Reasons for Delisting

The Company listed its ADSs on the NYSE in November 1976 mainly to promote trading of its shares, to raise the visibility of the KUBOTA brand and to facilitate raising capital in the U.S. Since then, the Company has made efforts to enhance disclosures for shareholders and investors with the goal of deepening their understanding of the Company, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002. Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

While the Company believes the initial objectives of the listing in the U.S. were mainly achieved, the Company judges that the continued listing on the NYSE is not economically justified, taking into account the fact that the trading volume of its ADSs on the NYSE accounts for only a small fraction of the total trading volume of its shares. Therefore, the Company has decided to apply for voluntary delisting of its ADSs from the NYSE and for termination of registration of its ADSs with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Stock exchanges on which the Company maintains its listing

Tokyo Stock Exchange, Osaka Securities Exchange

3.	Schedule (Eastern Time in the U.S.)

June 25,2013:	The Company to provide NYSE with a written pre-notice of the delisting application
July 5, 2013:	The Company to file a Form 25 with the SEC for delisting from the NYSE and deregistration with the SEC
July 16, 2013:	Effective date of delisting from the NYSE
October 3,2013:	Effective date of deregistration with the SEC

The Company also intends to file a Form 15F with the SEC to terminate its reporting obligations under the Exchange Act following the effective date of delisting from the NYSE. The termination of the Company’s reporting obligations will become effective 90 days after the filing of Form 15F.

Note: The schedule provided above including the anticipated effective dates may be delayed if the SEC objects or requests an extended review or for other reasons.

4.	Future Plans

After delisting of its ADSs from the NYSE, the Company intends to maintain its American Depositary Receipt Program in the U.S., and therefore anticipates that its ADSs will continue to be traded in the U.S. on the over-the-counter market.

The Company will continue to disclose financial statements and other information, in English, on its website to ensure that its overseas shareholders and investors will continue to have appropriate information about the Company, irrespective of the termination of its reporting obligations under the Exchange Act. The Company will also continue to prepare its consolidated financial statements in accordance with U.S. GAAP.

5.	Contact Information for inquiries regarding the Company’s ADSs

JPMorgan Service Center (U.S.)

Tel: U.S.: 1- 800-990-1135 (toll free)

International: +1- 651-453-2128

Website: www.adr.com

E-mail: jpmorgan.adr@wellsfargo.com

(Shareholder Service Representatives are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Eastern Time in the U.S.)

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 25, 2013	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department